April 15, 2024

VIA EDGAR

Ms. Christina Chalk, Senior Special Counsel

Mr. Shane Callaghan, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	GK Investor LLC

Genco Shipping & Trading Limited

PREC14A Filed April 8, 2024

Filed By GK Investor LLC et al.

File No. 001-33393

Dear Ms. Chalk and Mr. Callaghan:

This letter, which is being submitted on behalf of GK Investor LLC (“GK”) and the other filing persons (together with GK, the “Filing Persons”) named in the above-referenced Preliminary Proxy Statement filed with the United States Securities and Exchange Commission (the “SEC”) on April 8, 2024 (the “Preliminary Proxy Statement”), responds to the comments of the staff (the “Staff”) of the SEC contained in your letter dated April 11, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement. The Filing Persons have also today filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the Filing Persons’ response thereto.

PREC14A Filed April 8, 2024

General Comments, page 1

1.	Under the heading ‘Incorporation by Reference,’ we note that you direct shareholders to the Company’s definitive proxy statement (when filed) for “[i]nformation concerning the date by which shareholder proposals intended to be presented at the next annual meeting of shareholders must be received by the Company for inclusion in the Company Proxy Statement.” Please revise to provide the disclosure required by Rule 14a-5(e) with respect to director nominations for next year’s annual meeting.

Response: The Filing Persons are relying on Rule 14a-5(c) to satisfy their obligation with respect to the disclosures required by Rule 14a-5(e), including the disclosures required by Rule 14a-5(e) with respect to director nominations for next year’s annual meeting, by making a reference to the Company’s definitive proxy statement which, when filed, is expected to contain such information. In response to the Staff’s comment, the Filing Persons have revised the “Incorporation by Reference” section to more specifically reference director nominations.

April 15, 2024

2.	On the preliminary proxy card, you indicate that the proxy card will be voted based on the GK Parties’ recommendations if the proxy card does not specify how the proxy should be voted. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

Response: In response to the Staff’s comment, the Filing Persons have revised the preliminary proxy card to state that (i) if a stockholder signs and returns an entirely unmarked proxy card and does not specify how the proxy should be voted with respect to any of the proposals, the proxy card will be voted in the manner specified by the GK Parties and (ii) if a stockholder only provides voting instructions with respect to some, but not all, of Proposals 1 through 4, the proxy card will be voted in accordance with the stockholders instructions on the Proposals for which the stockholder provided specific instructions, and in the manner specified by the GK Parties with respect to any Proposals for which the stockholder has not provided specific instructions.

Questions and Answers Relating to this Proxy Solicitation, page 13

3.	On page 17 of the Proxy Statement, you indicate that record holders of the Common Stock can vote their shares by completing the BLUE proxy card or “by instructing us by telephone or via the Internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card [sic].” The preliminary proxy card does not appear to provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.

Response: In response to the Staff’s comment, the Filing Persons have updated the preliminary proxy card to provide record holders of the Common Stock with instructions on how to vote by telephone and via the Internet.

Proposal No. 1 - Election of Directors, page 19

4.	On page 20 of the Proxy Statement, you state that the Company’s non-chairman directors were each granted RSUs “with respect to 7,288 shares of Common Shares, representing a grant having a dollar value of $100,000 based on such closing price” according to the Company Proxy Statement. Please revise to state the grant date of these RSUs.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 20 of the Revised Preliminary Proxy to include May 16, 2023 as the grant date of the RSUs.

***

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6404 or Richard Brand at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

April 15, 2024

Sincerely,

/s/ Kiran S. Kadekar

Kiran S. Kadekar, Esq.

Via-E-mail:

cc:	GK Investor LLC

Richard M. Brand, Esq., Cadwalader, Wickersham & Taft LLP